2550 M Street, NW Washington, DC 20037 202-457-6000
Facsimile 202-457-6315 www.pattonboggs.com

August 1, 2008	Kevin M. Houlihan 202-457-6437 khoulihan@pattonboggs.com

VIA EDGAR

Michael R. Clampitt

Staff Attorney

Mail Stop 4561

Securities and Exchange Commission

Washington, DC  20549

Re:	Emclaire Financial Corp.
Registration Statement on Form S-1
Filed June 27, 2008
File No. 333-151993

Dear Mr. Clampitt:

Attached for filing on behalf of Emclaire Financial Corp. (the “Company”) is a complete copy of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) previously filed by the Company on June 27, 2008.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the staff set forth in a letter, dated July 8, 2008, to David L. Cox, Chairman of the Board, President and Chief Executive Officer of the Company.  The responses set forth below correspond numerically to each of the staff’s comments.  The Amendment also includes certain revisions made in response to comments received from the staff of the Office of Thrift Supervision (“OTS”).

1.             The Company does not intend to submit the conversion merger or the offering to a vote of its security holders.  The Company is a Pennsylvania corporation.  We are not aware of any requirements under Pennsylvania law, the Company’s Amended and Restated Articles of Incorporation or the OTC Bulletin Board which would require the Company to submit the offering or the conversion merger to a vote of its stockholders.

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2.             Disclosure regarding the interests of management and the board of directors of Elk County Savings and Loan Association (“Elk County”) has been provided on pages five and seventy-eight of the prospectus.

3.             In the typical conversion context, the appraisal of the institution’s pro forma market value establishes the total offering, the range of shares which may be offered and ultimately, price to book value and price to earnings ratios.  In short, the appraisal is material to an individual’s investment decision.  In the current situation, we do not believe the appraisal of Elk County’s pro forma market value is material to an individual’s investment decision.  While the appraisal was used as a basis for the minimum of the offering, the securities being offered are those of the Company and an individual will base his decision on the financial condition, results of operations and other financial characteristics of the Company.  We also note that the appraisal report of Elk County has been filed in paper format with the OTS and the Company has disclosed in its prospectus that materials filed with the OTS may be examined at the OTS.  As a result, we believe that the current situation is distinguishable from the normal conversion and filing the appraisal report is not meaningful to a prospective investor.

4.             The prospectus has been revised on pages three and sixty to clarify that the 1,000 shares of common stock of Elk County will constitute all of the issued and outstanding shares of Elk County at the time of the conversion merger.

5.             In accordance with accounting principles generally accepted in the United States of America, the conversion merger will be accounted for using the purchase method of accounting.  Under the purchase method, assets and liabilities of Elk County will be recorded at their respective fair values at the date of the conversion merger.  Any excess of the fair value of assets acquired or realized over liabilities assumed or incurred of Elk County will be reported as negative goodwill.  Negative goodwill is the amount by which the sum of the fair values of the assets acquired less the liabilities assumed exceeds the acquisition cost.  In accordance with Statement of Financial Standards No. 141, “Business Combinations,” this excess shall be recognized as an extraordinary gain in the period in which the conversion merger is completed.  The purchase accounting method results in the operating results of Elk County being included in the consolidated results of Emclaire from the date of the conversion merger.

Management estimates that Emclaire’s purchase price for Elk County will be less than the fair value of the net assets of Elk County to be acquired as part of the conversion merger.  As noted above, this difference is required to be recognized as negative goodwill.  Management estimates that negative goodwill arising from the transaction will be $1.2 million.  As such, it is currently estimated that an extraordinary gain of $1.2 million will be recorded in the consolidated earnings of Emclaire in the period in which the transaction is consummated.

6.             The sale of the 1,000 shares of Elk County to a single purchaser, the Company, qualifies for an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

7.             Disclosure addressing this comment is provided on pages three to four of the prospectus.

8.             The prospectus has been revised on page four to address this comment.  As a general matter, members of Elk County will receive a prospectus and a proxy statement at the same time that the mailing to prospective purchasers occurs.  It is contemplated that the community offering will begin concurrently with the subscription offering.

Please note that updated consents have been provided in the Amendment.

For your convenience, a marked copy of the Amendment has been provided to you separately.

Please do not hesitate to contact the undersigned or Agata S. Troy of this office if there are any questions regarding the Amendment or if we can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ KEVIN M. HOULIHAN
Kevin M. Houlihan

cc:	David L. Cox
William C. Marsh